UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Third Point Reinsurance Ltd.
(Name of Issuer)
Common Shares, $0.10 par value
(Title of Class of Securities)
G8827U100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8827U100		13G	Page 2 of Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,081,451
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,081,451
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,081,451
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13G (this “Amendment No. 6”) is being filed with respect to the common stock, par value $0.10 per share (the “Common Stock”) of Third Point Reinsurance Ltd., an exempted company under the laws of Bermuda, to amend the Schedule 13G filed on February 14, 2014 (as amended by Amendment No. 1 thereto filed on February 13, 2015, Amendment No. 2 thereto filed on February 12, 2016, Amendment No. 3 thereto filed on February 10, 2017, Amendment No. 4 thereto filed on February 9, 2018 and Amendment No. 5 thereto filed on February 8, 2019, the “Schedule 13G”). This Amendment No. 6 is being filed to report changes in the indirect ownership of the Reporting Person of shares of Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4: Ownership:

Daniel S. Loeb

(a) Amount beneficially owned: 9,081,451 shares of Common Stock. Of these shares, the 2010 Loeb Family Trust owns 235,127 shares of Common Stock, Third Point Advisors LLC owns 1,000,000 shares of Common Stock, Third Point Opportunities Master Fund L.P. owns 1,400,000 shares of Common Stock and the 2011 Loeb Family GST Trust owns 5,050,381 shares of Common Stock. Mr. Loeb has sole voting and dispositive power over the shares held by the 2010 Loeb Family Trust, Third Point Advisors LLC, the 2011 Loeb Family GST Trust and Third Point Opportunities Master Fund L.P. Mr. Loeb disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, if any.

(b) Percent of class: 9.5%. The percentages used herein and in the rest of this Schedule 13G, including the cover pages hereto, are calculated based upon 95,529,485 shares of Common Stock reported as issued and outstanding, including 2,883,259 restricted shares, on November 2, 2020 in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2020.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 9,081,451
(ii)	Shared power to vote or direct the vote: -0-
(iii)	Sole power to dispose or direct the disposition: 9,081,451
(iv)	Shared power to dispose or direct the disposition: -0-

Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2021

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011, was previously filed with the SEC on February 11, 2011 as Exhibit 99.2 to Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Citadel Broadcasting Corporation and is incorporated herein by reference.